United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

INDIVIDUAL FORM Trading of Securities by the Company itself, its subsidiaries and affiliates In 10/2026 (X) only the following transactions involving securities and derivatives were carried out. ( ) no transactions involving securities and derivatives were carried out. The following positions in securities and derivatives are held.Company Name: VALE S.A. Name: VALE S.A. CPF/CNPJ: 33.592.510/0001-54 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 14,482,658 Other ADR 0 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Shares ON AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A Sale 30 30 62,05000 1.861,50 Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 14,481,728 Other ADR 0Shares ON AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A Sale 30 900 62,02000 55.818,00 Company Name: VALE S.A. Name: Mineração Brasileiras Reunidas S.A. CPF/CNPJ: 33.417.445/0001-20 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 3,534,700 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 3,534,700Company Name: VALE S.A. Name: Vale Holdings B.V. CPF/CNPJ: Qualification: Opening Balance Security/Derivative Security Characteristics Other ADR Quantity Transactions During the Month 165,379,611 Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Other Quantity ADR 165,379,611

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: November 9, 2026		Director of Investor Relations